August 2, 2005


Mail Stop 4561

Via U.S. Mail and Facsimile

Daniel R. McAuliffe
Chief Financial Officer
Citigroup Fairfield Futures Fund L.P. II
399 Park Avenue -7th Floor
New York, NY 10022

Re:		Citigroup Fairfield Futures Fund L.P. II
	Registration Statement on Form 10/A-1
	File No. 0-51282
      Filed July 12, 2005

Dear Mr. McAuliffe:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Trading Programs-beginning on page 7

K5 program, page 9
1. We note updated disclosure throughout in response to previous comment 2. However, your discussion on the K5 program references allocation of risk exposure for the period ended December 31, 2004.
Please update the information to provide the allocation of risk exposure for the most recent period ended March 31, 2005.

Report of Independent Registered Public Accounting Firm, page 2
2. Please have your auditors revise the second paragraph of their audit report to be consistent with the language included in Interpretation 18 to SAS 58.

Note 1, Partnership Organization, page 8
3. Please revise or advise us of the difference in the dissolution date here and on page 39 and F-5.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Josh
Forgione at (202) 551-3431, or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403. Direct any other questions to Charito A.
Mittelman at (202) 551-3402, or the undersigned at (202) 551-3694.

Sincerely,



Owen Pinkerton
Senior Counsel

cc: 	Rita Molesworth, Esq.  (via facsimile)

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Daniel R. McAuliffe
Citigroup Fairfield Futures Fund L.P. II
August 2, 2005
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